UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-303

The Kroger Co. Savings Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. SAVINGS PLAN

Financial Statements

And

Supplemental Schedules

December 31, 2007 and 2006

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Kroger Co. Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 25, 2008

THE KROGER CO. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

(In Thousands)

	2007	2006

Assets:
Cash	$871	$2,663
Investments, at fair value:
Common stocks	1,000,170	1,065,267
Mutual funds	396,261	637,919
Interest in master trust	569,102	746,914
Collective trusts	316,870	516,768
Participant loans	42,976	62,580
Retirement Date Funds	46,702	23,227

Total investments	2,372,081	3,052,675

Receivables:
Accrued income	463	111

Total assets	2,373,415	3,055,449

Liabilities:
Administrative fees payable	397	214

Net assets available for benefits at fair value	2,373,018	3,055,235

Adjustment from fair value to contract value for interest in master trust relating to investment contracts	(7,182)	1,034

Net assets available for benefits	$2,365,836	$3,056,269

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

(In Thousands)

	2007	2006
Additions:
Contributions:
Participants	$72,318	$146,661
	72,318	146,661

Investment income:
Net appreciation in fair value of investments	208,950	321,854
Investment income - participation in a master trust	3,204	5,768
Dividends	66,203	69,983
Interest	14,763	13,604
	293,120	411,209

Total additions	365,438	557,870

Deductions:
Transfer to other plan (see Note 3)	843,602	—
Benefits paid to participants	211,560	221,111
Administrative expenses	709	728

Total deductions	1,055,871	221,839

Net increase/(decrease)	(690,433)	336,031

Net assets available for benefits:
Beginning of year	3,056,269	2,720,238

End of year	$2,365,836	$3,056,269

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Notes to Financial Statements

1.                Description of Plan:

The following description of The Kroger Co. Savings Plan (Plan) provides only general information.  Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, have been employed 30 days, and have completed 72 hours of service, excluding those employees eligible to participate under another defined contribution pension plan sponsored by the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee.  Subject to certain limits, participants may contribute up to 75% (6% if the participant is a highly compensated employee as defined by the Internal Revenue Service) of annual compensation to the Plan.  It is at the discretion of participants to modify and direct investments.  Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Participant Accounts

Each participant account is credited with the participant contribution and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with a balance of less than $1,000 will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances between $1,000 and $5,000 shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.  Unclaimed benefits are forfeited and are applied to pay Plan expenses.  Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Participant Loans

The Plan permits participants to borrow from their vested account.  The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account.  Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.0%.  The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter.  Principal and interest are paid through periodic payroll deductions.

2.                Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

Certain investments of the Plan, along with some investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004 (the Master Trust), between Merrill Lynch Trust Company, the trustee, and the Company.

Investment valuation and income recognition

Investments in common stocks, mutual funds, collective trusts, and investment contracts are valued at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade date basis.  Gains or losses on sales of securities are based on average cost.  Dividends are recorded on the ex-dividend date.  Income from other investments is recorded as earned.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP94-4-1, Reporting of Fully Benefit –Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a  permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through The Kroger Defined Contribution Plan Master Trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company.

3.                Transfers:

During 2007, participant balances of approximately $843.6 million were transferred to The Kroger Co. 401(k) Retirement Savings Account Plan from the Plan.

4.                Investments:

The Plan provides for participant directed investments into common stock of The Kroger Co., mutual funds, collective trusts, stable value funds, and certain retirement date funds.  Investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006 are as follows (in thousands):

	2007		2006

The Kroger Co. Common Stock Fund	$1,000,170		$1,065,267
Merrill Lynch Equity Index Trust XIII	$168,664		$227,728
Interest in Master Trust*	$569,102		$746,914
Blackrock Fundamental Growth I		**	$226,971

(*at fair value)

(**value is less than 5%)

During the years ended December 31, 2007 and 2006, Plan investments (including investments bought, sold and held during the year) appreciated by $208,950 and $321,854, respectively, as follows (in thousands):

	2007	2006

The Kroger Co. Common Stock	$166,585	$205,604
Collective trusts	21,158	73,977
Mutual funds	19,786	42,181
Retirement Date funds	1,421	92

	$208,950	$321,854

5.               Nonparticipant-Directed Investments:

Investments in The Kroger Co. common stock are generated from participant-directed contributions and Company matching contributions prior to July 1, 2004.  Employee and employer amounts invested in The Kroger Co. common stock cannot be separately determined.  Accordingly, investments in The Kroger Co. common stock are considered nonparticipant-directed for disclosure purposes.

The information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in The Kroger Co. Common Stock Fund (Fund) is as follows (in thousands):

	2007	2006
The Kroger Co. Common Stock Fund Year-end holdings	$1,000,170	$1,065,267

Change in net assets in the Fund related to the Kroger Co. Common Stock Fund:

[all cash basis amounts except for net appreciation]

	2007	2006

Participant contributions	$22,794	$33,903
Employer contributions	0	0
Dividends	11,182	9,326
Loan interest	1,585	1,584
Net appreciation	166,585	205,604
Distributions to participants	(70,597)	(75,255)
Administrative expenses	(186)	(234)
Transfers to other funds, net	(196,460)	(86,925)

	$(65,097)	$88,003

6.     Investment Contracts:

The Master Trust holds fourteen synthetic investment contracts which are managed by investment fund managers.  The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All Plans have an undivided interest in each investment contract.  The investment contracts are fully benefit responsive.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan.  Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Plan’s interest in investment contracts (in thousands):

	2007	2006

Contract value	$561,920	$747,948
Fair value	$569,102	$746,914
Crediting interest rate range	4.3% to 13.6%	3.9% to 13.5%
Current crediting rate	5.32%	5.14%
Average yield	5.12%	4.99%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment.  Certain of the crediting rates are adjusted quarterly.  The minimum crediting interest rate for these investments is zero.

In 2007 and 2006, the fair value of fixed income investments is calculated using the actual market values of the underlying securities, based on pricing from a third party.

The following is financial information with respect to the Master Trust:

December 31, 2007 and 2006 investment holdings (at fair value, in thousands):

	2007	2006

Cash and equivalents	$120,567	$147,402
Fixed maturity synthetic guaranteed investment contracts	234,095	334,029
Constant duration synthetic guaranteed investment contracts	660,607	496,571

	$1,015,269	$978,002

Net investment income of the Master Trust for the year ended December 31, 2007 and  December 31, 2006 was $7,262 and  $6,837 respectively.

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was 56.05% and 76.37%, respectively.

7.     Income Tax Status:

The Plan obtained a determination letter dated December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving this letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, including changes related to recent tax law changes included in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.     Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

9.     Related-party and Party-in-interest Transactions (in thousands):

The Plan held, at fair value, $1,000,170 and $1,065,267 of The Kroger Co. common shares at December 31, 2007 and 2006, respectively.

The Plan purchased 5,209 and 4,318 shares of The Kroger Co. common shares at a cost of  $144,106 and $92,375 in 2007 and 2006, respectively.

The Plan sold 13,428 and 9,443 shares of The Kroger Co. common shares for $362,528 and $200,196 with a realized gain of $141,326 and $81,500 in 2007 and 2006, respectively.

Merrill Lynch Trust Company, FSB and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Merrill Lynch Trust Company, FSB and Merrill Lynch qualify as party-in-interest transactions.

10.   Recent Accounting Pronouncements:

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements of the Plan.

11.   Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (in thousands):

	2006	2007

Net assets available for plan benefits per the financial statements	$3,056,269	$2,365,836

Adjustment from contract value to fair value for investment in Master Trust	(1,034)	0

Net assets available for plan benefits per the Form 5500	$3,055,235	$2,365,836

THE KROGER CO. SAVINGS PLAN

EIN: 31-0345740    Plan Number: 004

Schedule of Assets (Held at End of Year)

December 31, 2007

(In Thousands)

				(e)
	(b),(c)	(d)		Current
(a)	Investment description	Cost		value
	Interest in Master Trust		**	$561,920

	Common stocks:
*	The Kroger Co. ***	$421,941		1,000,170

	Collective trusts:
*	Merrill Lynch Mid Cap S&P 400 Index Trust 2		**	28,329
*	Merrill Lynch Mid Cap S&P 400 Index Trust 2 GM		**	7,343
*	Merrill Lynch Equity Index Trust XIII		**	168,664
*	Merrill Lynch Equity Index Trust XIII GM		**	43,554
*	Merrill Lynch Small Cap Index CT Tier VII		**	23,640
*	Merrill Lynch Small Cap Index CT Tier VII GM		**	3,653
*	Merrill Lynch International Index CT Trust 5		**	26,966
*	Merrill Lynch International Index CT TR 5 GM		**	14,721
				316,870

	Mutual funds:
	Dodge & Cox International ST		**	38,155
	Laudus Rosenberg U.S.		**	20,424
	Van Kampen Emerging Markets I		**	86,068
	Van Kampen Emerging Markets GM		**	4,748
*	Blackrock Fundamental Growth I		**	102,448
*	Blackrock Global Allocation I		**	63,247
*	Blackrock Basic Value I		**	80,677
	Temporary Investment Fund		**	494
				396,261

*	Participant loans, 5.5% to 11.0%, 1-6 year maturities	—		42,976

	Other:
*	Retirement Date Funds		**	46,702

				$2,364,899

*                 Indicates party-in-interest to the Plan.

**          Cost of assets is not required to be disclosed as investment is participant directed.

***   Investment includes both participant and nonparticipant directed investments.

THE KROGER CO. SAVINGS PLAN

EIN: 31-0345740   Plan Number: 004

Schedule H, Part IV, 4j - Schedule of Reportable Transactions

Year Ended December 31, 2007

(In Thousands)

(a)					(h)
Identity		(c)	(d)	(g)	Fair Value on	(i)
of Party	(b)	Purchase	Selling	Cost of	Transaction	Net
Involved	Description of Asset	Price	Price	Asset	Date	Gain/(Loss)

Reporting Criterion III	Any series of transactions within the Plan year involving securities of the same issue that, when aggregated, involves an amount in excess of five percent of the current value of Plan assets.

* The Kroger Co.	The Kroger Co. Common Stock Fund	$144,106	—	$144,106	$144,106	—

* The Kroger Co.	The Kroger Co. Common Stock Fund	—	$362,528	$221,202	$362,528	$141,326

*  Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN
Date: June 25, 2008

	By:	/s/ Paul Heldman
Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm